Exhibit 99.1

This business combination share transfer involves the securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

November 5, 2010
To whom it may concern:
Address:	6-1 Higashi Shinbashi 1-chome, Minato-ku, Tokyo
Company Name:	ITX Corporation
Title of Representative:	President Masaya Ogiwara (Stock Code: 2725)
Contact:
Person in charge:	Director Shoichi Hanzawa
Tel. No.:	03 (3574) 3888

Announcement Concerning Expression of an Opinion in Favor of the Tender Offer
for Shares of the Company by Olympus Corporation, the Controlling Shareholder of the Company and Recommendation for Tender Offer

ITX Corporation (the “Company”) hereby announces that the Company has resolved at the board of directors meeting held on November 5, 2010 to express its opinion in favor of the tender offer for the shares of the Company (the “Tender Offer”) by Olympus Corporation, the controlling shareholder of the Company (the “Tender Offeror”) and to recommend that the shareholders of the Company tender their shares as follows:

Please note that such resolution was adopted on the premise that the Tender Offeror intends to make the Company its wholly-owned subsidiary through the Tender Offer and a series of subsequent procedures, and that the shares of the Company will be delisted.

1. Profile of Tender Offeror

(1)	Name:	Olympus Corporation
(2)	Location:	43-2 Hatagaya 2-chome, Shibuya-ku, Tokyo
(3)	Title and Name of Representative:	Representative Director and President Tsuyoshi Kikukawa
(4)	Description of Business:	Manufacture and sales of precision machineries and instruments
(5)	Amount of Capital:	¥48,332 million (As of June 30, 2010)
(6)	Date of Incorporation:	October 12, 1919
		Nippon Life Insurance Company	8.26%
		The Master Trust Bank of Japan, Ltd. (trust account)	5.73%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4.89%
		Japan Trustee Services Bank, Ltd. (trust account)	4.23%
(7)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (account for –retrust for The Sumitomo Trust & Banking Co., Ltd. and trust account for retirement benefits of Sumitomo Mitsui Banking Corporation)	3.31%
		Sumitomo Mitsui Banking Corporation	3.07%
		State Street Bank and Trust Company	2.73%
		Terumo Corporation	2.51%
		The Government of Singapore Investment Corporation Private Limited	1.68%
		Meiji Yasuda Life Insurance Company	1.66%
		(As of March 31, 2010)

(8)	Relationships between the Company and the Tender Offeror
	Capital Relationship:	The Tender Offeror holds 82.07% (rounded to the nearest hundredth) of the total issued shares of the Company as of September 30, 2010.
Personnel Relationship:
Three directors (Mr. Hisashi Mori, Mr. Hironobu Kawamata, and Mr. Makoto Nakatsuka) and one corporate auditor (Mr. Nobuyuki Onishi) of the Company have been dispatched　to the Company from the Tender Offeror. One corporate auditor (Mr. Junichi Hayashi) of the Company concurrently serves as a director of the Tender Offeror.

Business Relationship:
The Company has entered into with the Tender Offeror a joint-venture agreement regarding Olympus Business Creation Corporation on May 11, 2010 and a loan agreement regarding the loan by the Company to the Tender Offeror in the amount of 25,000,000,000 yen on July 26, 2010.

	Status as a Related Party:	The Tender Offeror is the parent company of the Company.

2.	Content, Grounds, and Reasons of Opinions for the Tender Offer

(1)	Content of Opinions for the Tender Offer

The Company resolved at the board of directors meeting held on November 5, 2010 to express its opinion in favor of the Tender Offer based on the grounds and reasons stated in “(2) Grounds and Reasons of Opinions for the Tender Offer” below, and to recommend that the shareholders of the Company tender their shares in the Tender Offer.  The above resolution at the board of directors meeting was adopted in the manner stated in “(v) Approval of All Non-Interested Directors and Auditors” of “(3) Measures for Ensuring the Fairness of the Tender Offer Such as Measures for Ensuring the Fairness of the Tender Offer Price, etc., and Measures for Avoiding Conflicts of Interests ” below.

(2)	Grounds and Reasons of Opinions for the Tender Offer

(i)    Outline of the Tender Offer

The Tender Offeror holds 525,414 shares of the Common Stock of the Company as of today (82.07% [rounded to the nearest hundredth] in proportion to the number of issued shares of the Company being 640,240 shares as of today) and controls the Company as its consolidated subsidiary.  At the board of directors meeting held on November 5, 2010, the Tender Offeror resolved to carry out the Tender Offer to acquire all of the issued shares of the Company (other than the shares of the Company which are already held by the Tender Offeror) with the objective of making the Company its wholly-owned subsidiary.  In the Tender Offer, no upper or lower limit has been established for the number of share certificates, etc. to be purchased.

(ii)   Decision Making Process Leading to, and Reasons for the Opinion in Favor of the Tender Offer
Since December 2008, the Company has addressed “strengthening its revenue base by concentrating management resources” and “strengthening its financial structure by withdrawing from unprofitable business, etc.” to reform its management structure, aiming to maximize the corporate values of the Company as well as the Tender Offeror group (which is composed of the Tender Offeror and its affiliated companies; hereinafter the same shall apply), and has achieved consistently positive results.  Particularly in the information communication service centering on the sales of cellular phones, etc., which has been positioned as the core business of the Company, its market share has substantially expanded due in part to the policy of expanding its sales channels through M&A and others, resulting in a strengthened and expanded revenue base.  In addition to the above-mentioned contribution to the business results within the Tender Offeror group, the Company has played a central role in the information communication service of the Tender Offeror group and also played a role as a so-called engine, creating new business.  The Company and the Tender Offeror newly established Olympus Business Creates Corporation by joint investment between the Company and the Tender Offeror in July 2010 in order to integrate the business, which plays a role in creating new business among the Company group and the Tender Offeror group, into one, whereby further strengthening and accelerating the creation of new business (For the details, please see the “Announcement for Business Transfer” published by the Company on May 11, 2010).

Through such efforts, the Company has currently concentrated its management resources on the information communication service and addressed them to further strengthen the revenue base in this area and create unique value-added services in the same area.

On the other hand, the Tender Offeror will realize the health and well-being of people through its “Social-In” policy, under which it offers new value through its business while merging with society and sharing the sense of value with society as people living in this country. The Tender Offeror upholds this as the fundamental philosophy of all its business activities.  Based on this philosophy, the Tender Offeror has strived to continue to create new value that society really needs, and provides society with such value in a timely manner, thus, enhancing the corporate value of the Tender Offeror group.  Under such management philosophy, the Tender Offeror will mark its 100th anniversary in 10 years from now.

In May 2010, the Tender Offeror group announced its “Centenary Vision” focusing on “its shape in 10 years, 2019”; and formulated the “Basic Management Plan in 2010” for the first five-year period.  Under the “Basic Management Plan in 2010,” the Tender Offeror as a whole group has addressed achieving target figures of sales in the amount of 1.5 trillion yen and operating profits of 150 billion yen in 2014, the final year of the Basic Management Plan in 2010.  With the management slogan of the “Globalization’s Next Stage,” the “Basic Management Plan in 2010” has specifically addressed the “transformation into a corporate structure with global competitiveness” and the “strengthening of business development into a newly emerging market,” thus aiming at maximizing its corporate value.  As a part of such efforts, in the information communication related fields and new business, the Tender Offeror has concentrated the management resources of the Company on the information communication service, thereby aiming to strengthen the competitiveness in this area, integrate new business of the Tender Offeror and the Company, and accelerate the nurturing and reinforcement of new business.

In relation to the Company, the Tender Offeror, as one of the major shareholders of the Company, initiated capital participation in April 2000; and since then, has affiliated with the Company as a strategic partner with the purposes of strengthening the competitiveness of the existing business and creating and nurturing innovative and unique new business.  In September 2004, the Tender Offeror made the Company its consolidated subsidiary through a tender offer for the shares of the Company; and since then, the Tender Offeror and the Company, as a group company, have shared the above-mentioned basic philosophy, and addressed assuring the creation of new business and the strengthening of the existing business.

On the other hand, the environment surrounding the Tender Offeror has drastically and rapidly continued to change.  While rapidly expanding emerging markets and the expansion of medical-related markets due to aging and heightened expectation for minimally invasive medical care have offered good opportunities for business expansion, there are multiple companies with sales volumes of trillions of yen in Japan, the U.S., Europe, Asia and other emerging countries, in the medical business areas in addition to the consumer business areas where merger and acquisition have been aggressively engaged in, and in recent years market competition has become fierce with new entries of other types of business.

Looking at the business environment surrounding the Company, in the mobile communication market including cellular phones, the number of contracts for cellular phones in Japan has increased to over 110,000,000 and the market has entered into maturity, with the rate of cellular phone use per person reaching 90% of the population, while rapid transformation has occurred.  With the explosive expansion of the iPhone and the increased use of Android terminals, the market for the smartphone, which is a multifunctional information terminal, has rapidly expanded.  In addition, NTT docomo plans to launch its LTE (Long Term Evolution) commercial services, which represent the next generation communication network, in December 2010, leading to a higher-speed and larger capacity mobile data communications age.  Furthermore, the unlocking of the SIM lock, for which the Ministry of Internal Affairs and Communications announced its policy, and NTT docomo’s announced response thereto, may substantially transform the structure of the existing cellular phone sales.

A business environment where such new stage has arrived can be said to have offered big business opportunities for the Company.  In order to surely obtain such good opportunities, we judged it inevitable to further expand the market share and firmly establish the position of the leading sales agents of the Company, as well as enhance the functions of the sales agents, and strengthen and expand “IT solution business” further, thereby reinforcing value-added services unique to the Company in order to respond to the opening terminals, the increased importance of the application services, and diversified user needs caused by the expansion of the smartphone, the beginning of the LTE age, the unlocking of the SIM lock or the like. Meanwhile, in order to assure growth based on such business opportunities, it is difficult to respond to the above-mentioned business environment with the existing decision-making speed and services.  Thus, we consider it urgent and important issues for the Company as well as the Tender Offeror group to construct a flexible organization to accelerate the speed to carry out its strategy, and engage in the comprehensive business development taking the brand capabilities and credibility of the Tender Offeror, into consideration.

Amid such circumstances, the Company and the Tender Offeror have repeated consultation and discussion for various policies to further enhance the corporate values of the Company group and the Tender Offeror group from around September 2010.  As a result, we have reached the conclusion that creating a closer cooperation system under which the Company will be able to make full use of management resources including brand capabilities, credibility, etc., and constructing flexible and prompt organization, by the Tender Offeror making the Company its wholly-owned subsidiary through the Tender Offer, are the best policy to stabilize the management base of the Company and realize further development, resulting in maximizing the corporate values of the Company and the Tender Offeror group.

In view of the content stated in “(3) Measures for Ensuring the Fairness of the Tender Offer Such as Measures for Ensuring the Fairness of the Tender Offer Price, etc., and Measures for Avoiding Conflicts of Interests” below, the Company judged that the Tender Offer Price per share of the Company in the Tender Offer, etc., and other various conditions of the Tender Offer would offer the shareholders of the Company with reasonable opportunities for selling shares.

Based on the above, the board of directors of the Company resolved to express its opinions in favor of the Tender Offer and to recommend that the shareholders of the Company tender their shares in the Tender Offer.

(3)	Measures for Ensuring the Fairness of the Tender Offer Such as Measures for Ensuring the Fairness of the Tender Offer Price, etc., and Measures for Avoiding Conflicts of Interests

(i)	Procurement by the Company of a Stock Valuation Report from an Independent Third Party

Valuation Institution

To ensure the fairness of the tender offer price (the “Tender Offer Price”) for the Company’s stock in the Tender Offer, the Company, in deciding its opinion on the Tender Offer, asked Mizuho Securities Co., Ltd. (“Mizuho”) to calculate the stock value of the Company, as a financial advisor and a third-party valuation institution independent of both the Company and the Tender Offeror.  Mizuho calculated the value of the Company’s shares using the market stock price method, the comparable peer company method, and the discounted cash flow method (the “DCF Method”), and the Company obtained a stock valuation report (the “Target Company Valuation Report”) on November 4, 2010.  The Company has not obtained from Mizuho any evaluation on the fairness of the Tender Offer Price (a Fairness Opinion).

The results of Mizuho’s calculation of the value per Company share are as follows:

Market Stock Price Method	40,874 yen - 45,014 yen
Comparable Peer Company Method	56,790 yen - 63,315 yen
DCF Method	53,341 yen - 67,052 yen

Under the market stock price method, the stock value has been analyzed as 40,874 yen to 45,014 yen, based on: (i) 45,000 yen, i.e., the closing price of ordinary transactions of the Company’s common stock on the JASDAQ exchange (the “JASDAQ”) of the Osaka Securities Exchange on November 4, 2010, the record date; (ii) 42,913 yen, i.e., the average (rounded to the nearest whole number) of the closing prices of ordinary transactions of the Company’s common stock on the JASDAQ in the past four business days from October 29, 2010, i.e., the day after the date of the Company’s announcement of a modified business forecast on October 28, 2010, to November 4, 2010; (iii) 40,874 yen, i.e., the average (rounded to the nearest whole number) of the closing prices of ordinary transactions of the Company’s common stock on the JASDAQ in the past one month up to November 4, 2010 (meaning, however, the closing price of ordinary transactions on the Hercules exchange of Osaka Securities Exchange Company, Limited, up to October 8, 2010; hereinafter the same shall apply); (iv) 42,783 yen, i.e., the average  (rounded to the nearest whole number) of the closing price of ordinary transactions of the Company’s common stock in the past three months up to November 4, 2010, on the JASDAQ or the Hercules exchange, as applicable; and (v) 45,014 yen, i.e., the average (rounded to the nearest whole number) of the closing price of ordinary transactions of the Company’s common stock in the past six months up to November 4, 2010, on the JASDAQ or the Hercules exchange, as applicable.

Under the comparable peer company method, the range of the value per Company share has been analyzed as 56,790 yen to 63,315 yen, through the calculation of the Company’s stock value by comparison with the financial indices showing the market stock prices or the profitability of listed companies that are engaged in business relatively similar to that of the Company.

Under the DCF method, the range of the value per Company share has been analyzed as 53,341 yen to 67,052 yen, through the analysis of the Company’s corporate value and stock value, by discounting, at a certain discount rate, the future free cash flows expected to be generated by the Company to their present values, based on various factors such as the profits and investment plans specified in the Company’s business plans and other information of the Company disclosed to the general public.

After careful consideration of the Tender Offer Price referring to the above calculation results, etc., and comprehensively taking into account various terms for the Tender Offer, including the fact that the Tender Offer Price greatly exceeds the upper limit of the stock value per Company share analyzed using the market stock price method, and the fact that the Tender Offer Price is within the value ranges of the stock value per Company share analyzed using the DCF method and the comparable peer company method, the Company determined that the Tender Offer Price is at an appropriate level and is reasonable.

Mizuho, as a third-party valuation institution, is not a related party of either the Company or the Tender Offeror, and has no material interest in the Tender Offer which should be specified.

(ii)	Procurement by the Tender Offeror of the Stock Valuation Report from an Independent Third Party Valuation Institution

According to the Tender Offeror, the Tender Offeror, in deciding the Tender Offer Price, asked Nomura Securities Co., Ltd. (“Nomura”) to calculate the stock value of the Company, as a financial advisor and a third-party valuation institution independent of both the Company and the Tender Offeror, so as to ensure the fairness of the Tender Offer Price.  Nomura calculated the value of the Company’s stock using the market stock price method, the comparable peer company method and the DCF method, and the Tender Offeror obtained a stock valuation report (the “Tender Offeror Valuation Report”) from Nomura on November 5, 2010.  The Tender Offeror has not obtained any evaluation on the fairness of the Tender Offer Price (a Fairness Opinion).

The summary of the results of Nomura’s calculation of the stock value per Company share is as follows:

Market Stock Price Method	40,874 yen - 45,014 yen
Comparable Peer Company Method	18,066 yen - 30,738 yen
DCF Method	49,921 yen - 72,400 yen

The Tender Offeror referred to the results of calculations made using the methods specified in the Valuation Report obtained from Nomura, and comprehensively took into account factors such as the actual premiums granted when prices for purchase, etc. were decided in the past tender offer cases for share certificates, etc., conducted by parties other than the issuers, the agreement or disagreement of the board of directors of the Company to the Tender Offer, the trends of the market prices for the Company’s common stock, prospects on matters such as the number of shares to be tendered in the Tender Offer.  In line with the above factors and the results, etc., of the discussions and negotiations with the Company, the Tender Offeror eventually decided on the Tender Offer Price of 60,500 yen per share by the resolution adopted at the meeting of the board of directors of the Tender Offeror held on November 5, 2010.

The Tender Offer Price of 60,500 yen per share was obtained by adding: (i) a premium of 34.4% (rounded to the nearest tenth) to 45,000 yen, the closing price of ordinary transactions of the Company’s common stock on the JASDAQ on November 4, 2010; (ii) a premium of 48.0% (rounded to the nearest tenth) to 40,874 yen, the simple average (rounded to the nearest whole number) of the closing price of ordinary transactions of the Company’s common stock on the JASDAQ in the past one month from October 5, 2010 to November 4, 2010 (meaning, however, the closing price of ordinary transactions on the Hercules exchange of Osaka Securities Exchange Company, Limited, up to October 8, 2010; hereinafter the same shall apply); (iii) a premium of 41.4% (rounded to the nearest tenth) to 42,783 yen, the simple average (rounded to the nearest whole number) of the closing price of ordinary transactions of the Company’s common stock in the past three months from August 5, 2010 to November 4, 2010, on the JASDAQ or the Hercules market, as applicable; and (iv) a premium of 34.4% (rounded to the nearest tenth) to 45,014 yen, the simple average (rounded to the nearest whole number) of the closing price of ordinary transactions of the Company’s common stock in the past six months from May 6, 2010 to November 4, 2010, on the JASDAQ or the Hercules market, as applicable.

(iii)	Advice from an Independent Law Firm

To ensure the fairness and appropriateness of the decision of the Company’s board of directors, the Company has received from TMI ASSOCIATES, a legal advisor independent of both the Tender Offeror and the Company, legal advice on the Company’s decision-making methods and processes, etc.

(iv)
Procurement of an opinion from a person having no interest in the controlling shareholder, to the effect that the decision of the listed company or its subsidiary, etc., is not disadvantageous to minority shareholders

Around October, 2010, the Company asked Mr. Hiroshi Tomomori, its outside director and independent officer, who is not an interested party in the Tender Offeror, the controlling shareholder of the Company, to examine, in accordance with the rules established by the Osaka Securities Exchange Company, Limited, whether the decision of the listed company or its subsidiary, etc., is not disadvantageous to minority shareholders.  As of November 5, 2010, the Company has obtained from Mr. Hiroshi Tomomori a written opinion (the “Opinion”) addressed to the board of directors of the Company, to the effect that the Company’s decision on the Tender Offer is considered to not be disadvantageous to the minority shareholders, principally for the reason that the purpose of the Tender Offer is justifiable, the process of negotiations for the Tender Offer is fair, the Tender Offer Price is found to be fair, and other measures for ensuring the fairness of the Tender Offer are appropriate.

(v)	Approval of All Non-Interested Directors and Auditors

The Company has carefully considered the terms of the Tender Offer, principally in line with the content of the Target Company Valuation Report obtained from Mizuho, legal advice received from TMI ASSOCIATES, and the Opinion of Mr. Tomomori.  As a result, the Company determined that the Tender Offer would contribute in maximizing the Company’s corporate value, and that the terms for the Tender Offer are appropriate and would afford the shareholders of the Company reasonable opportunities to sell their shares in the Company.  The Company therefore adopted, at the meeting of the board of directors of the Company held on November　5, 2010, a resolution to express an opinion in favor of the Tender Offer and to recommend that the shareholders tender their shares in the Tender Offer.  For the purpose of avoiding any doubt on the conflict of interest, Mr. Hisashi Mori and Mr. Hironobu Kawamata, directors of the Company, who concurrently serve as directors of the Tender Offeror, did not participate in the deliberations and the adoption of the resolution at the above meeting of the board of directors.  Moreover, because Mr. Makoto Nakatsuka, representative director of the Company, concurrently serves as　an executive officer of the Tender Offeror, to be further discreet for the purpose of avoiding any doubt on the conflict of interest, prior to adoption of the above resolution at the meeting of the board of directors, a meeting of the board of directors was held by the directors on the same day, without the attendance of Mr. Makoto Nakatsuka in addition to the two directors mentioned above, and a resolution to express an opinion in favor of the Tender Offer and to recommend that the shareholders tender their shares in the Tender Offer was adopted at this meeting.  For the purpose described above, Mr. Hisashi Mori, Mr. Hironobu Kawamata and Mr. Makoto Nakatsuka did not participate in other deliberations and resolutions pertaining to the Tender Offer, nor did they participate in the discussions or negotiations with the Tender Offeror on behalf of the Company.  Furthermore, for a purpose similar to that described above, Mr. Junichi Hayashi, corporate auditor of the Company, who concurrently serves as a director of the Tender Offeror, and Mr. Nobuyuki Onishi, corporate auditor of the Company, who concurrently serves as an employee of the Tender Offeror, did not participate in the deliberations of the board of directors of the Company pertaining to the Tender Offer, including the resolution which expressed an opinion in favor of the Tender Offer.  With the attendance of all directors and corporate auditors other than the directors not participating in the deliberations or the adoption of the resolution and the corporate auditors not participating in the deliberations for the purpose described above, the resolution was adopted at each of the above two meetings of the board of directors, by the unanimous consent of all directors attending these meetings, including one outside director.  The two corporate auditors, including one outside auditor, who attended these meetings have stated their opinions at both meetings of the board of directors that they had no objections as to the board of directors of the Company expressing its opinion in favor of the Tender Offer.

(vi)	Measures for Securing Opportunities for Offers to be Made by Other Purchasers

The period for purchase, etc. in the Tender Offer (“Tender Offer Period”) is 31 business days, while the shortest statutory period is 20 business days.  According to the Tender Offeror, by setting a relatively long Tender Offer Period, the Tender Offeror intended to secure the opportunities for the shareholders of the Company to duly determine the tendering of their shares in the Tender Offer, as well as to ensure opportunities for purchases by parties other than the Tender Offeror, thereby also securing the appropriateness of the Tender Offer Price.　Furthermore, the Company and Tender Offeror have made no agreement to restrict any competitive offerors contacting the Company, i.e., any agreement, etc., containing a transaction protection clause to prohibit the Company from contacting any competitive offerors.  By doing so in addition to setting the Tender Offer Period as described above, the Tender Offeror intends to ensure competitive purchase opportunities and ensure the fairness, etc., of the Tender Offer.

(4)	Possibility of Delisting and its Reason

The common stock of the Company is currently listed on the JASDAQ.  However, as the Tender Offeror has not set the upper limit for the number of shares to be purchased in the Tender Offer, depending on the result of the Tender Offer, the common stock of the Company may be delisted in accordance with the delisting standards of JASDAQ, following the prescribed procedures.  Even if the delisting standards are not met at the time of the completion of the Tender Offer, the Tender Offeror intends to make the Company a wholly-owned subsidiary of the Tender Offeror through a share exchange, as explained in the “(6) Policies for Organizational Restructuring, etc., after the Tender Offer (Matters Regarding the So-Called Two-Step Acquisition)” below, so if such procedure is carried out, the common stock of the Company will be delisted in accordance with the delisting standards of JASDAQ, following the prescribed procedures.  Once delisted, it will be impossible to trade the common stock of the Company on the JASDAQ.

(5)	Reason for Recommending the Tendering of Shares in a Tender Offer Which Is Intended for the Delisting of the Company and Alternative Measures Considered

The Company has expressed its opinion in favor of the Tender Offer because it strongly believes that creating a closer cooperation system between the Company and the Tender Offeror and constructing flexible and prompt organization, by the Tender Offeror making the Company its wholly-owned subsidiary through the Tender Offer, are the best policy to stabilize the management base of the Company and realize further development of the Company, resulting in maximizing the corporate values of the Company and the Tender Offeror group. Furthermore, after carefully consulting and considering the conditions for the Tender Offer, the Company determined that the Tender Offer Price and other conditions for the Tender Offer would afford the shareholders of the Company reasonable opportunities to sell their shares in the Company, and therefore resolved to recommend that the shareholders of the Company tender their shares in the Tender Offer.

To protect the interests of the Company’s shareholders, the Tender Offeror plans to obtain all issued shares of the Company, affording the shareholders of the Company, as an alternative measure connected with the delisting, opportunities to sell their shares in the Company, by the method described in “(6) Policies for Organizational Restructuring, etc., after the Tender Offer (Matters Regarding the So-called Two-Step Acquisition)” below.

(6)	Policies for Organizational Restructuring, etc., after the Tender Offer (Matters Regarding the So-called Two-Step Acquisition)

The Tender Offeror will carry out the Tender Offer with the goal of acquiring all of the issued shares of the Company (excluding, however, the shares of the Company already held by the Tender Offeror) for the purpose of making the Company a wholly-owned subsidiary of the Tender Offeror.  Furthermore, if the Tender Offeror is unable to acquire in the Tender Offer all of the issued shares of the Company (excluding, however, the shares of the Company already held by the Tender Offeror), the Tender Offeror plans to conduct, after the Tender Offer, a share exchange (“Share Exchange”) which would make the Tender Offeror the complete parent company of the Company and the Company a wholly-owned subsidiary of the Tender Offeror.  As a result of the Share Exchange, all of the Company’s shares which have not been tendered in the Tender Offer by the shareholders of the Company will be exchanged with the shares of the Tender Offeror, and the shareholders of the Company to whom one or more of the shares of the Tender Offeror are allotted, will become the shareholders of the Tender Offeror.  The Share Exchange is planned to be conducted, with the Share Exchange taking effect by around April, 2011, at the latest.  The Share Exchange is planned to be conducted in the form of a summary share exchange (kani kabushiki kokan) under Article 796, Paragraph 3 of the Companies Act (Act No. 86 of 2005 as amended; “Companies Act”), i.e., without a resolution of the shareholders’ meeting of the Tender Offeror for the approval of the share exchange agreement.  Furthermore, depending on the percentage of the number of voting rights of the Company held by the Tender Offeror after the completion of the Tender Offer, out of the number of voting rights held by all shareholders of the Company, there is a possibility that the Share Exchange will be conducted in the form of a short-form share exchange (ryakushiki kabushiki kokan) under Article 784, Paragraph 1 of the Companies Act, i.e., without a resolution of the shareholders’ meeting of the Company for the approval of the share exchange agreement.

To secure the fairness and appropriateness of the share exchange ratio in the Share Exchange, the Tender Offeror and the Company plan to discuss and decide the share exchange ratio following the completion of the Tender Offer, with the Tender Offeror and the Company each taking sufficient care for the interests of its shareholders.  The valuation of the common stock of the Company in deciding the consideration to be received by the shareholders of the Company through the Share Exchange (i.e., consideration in the form of the shares of the Tender Offeror; any share of less than one unit share in the number of shares to be received will, however, be subject to monetary distribution as stipulated in the Companies Act) is planned to be based on a price equal to the Tender Offer Price.

In the Share Exchange, the shareholders of the Company, which will be a wholly-owned subsidiary of the Tender Offeror, may request that the Company repurchase their shares, following the procedures stipulated in the Companies Act, and in such case, the repurchase price will eventually be determined by a competent court.

With regard to the above procedures, there is a possibility that the Company will be made a wholly-owned subsidiary using another method having an equivalent effect, depending on factors such as the impact of the Share Exchange on the legal or tax affairs of the Tender Offeror or the Company, the percentage of share certificates, etc., held by the Tender Offeror after the Tender Offer, the ownership of the Company’s shares held by shareholders of the Company other than the Tender Offeror, changes in the business results of the Company or the Tender Offeror, and other impact caused by the stock market.  Even in such case, the shares or the monetary amount to be delivered to each of the shareholders of the Company other than the Tender Offeror is planned to be based on a price equal to the product of the Tender Offer Price and the number of shares in the Company’s common stock held by such shareholder.  Specific procedures to be carried out in the above case will be discussed between the Company and the Tender Offeror and will be promptly announced after they are decided.

3.	Material Agreement between the Tender Offeror and Shareholders of the Company for the Tendering of Shares in the Tender Offer

Not Applicable.

4.	Profit Provided by the Tender Offeror or Its Special Related Parties

Not Applicable.

5.	Policies to Deal with the Basic Policies Regarding the Control of the Company

Not Applicable.

6.	Questions for the Tender Offeror

Not Applicable.

7.	Request for Extension of the Tender Offer Period

Not Applicable.

8.	Future Prospects

With regard to the effect of the Tender Offer on the Company’s business results, the Company will promptly disclose any necessary modifications to be made to its business forecast or any matter which should be made public.

9.	Matters Regarding Transactions, etc., with the Controlling Shareholder

The Tender Offeror is the controlling shareholder of the Company, and the Tender Offer constitutes a transaction, etc., with the controlling shareholder.  The Company secures its managerial independence by having the board of directors of the Company decide the Company’s material managerial matters.  Furthermore, as guidelines for protecting minority shareholders in transactions, etc. with the controlling shareholder, any such transaction is reasonably determined, referring to the terms of the relevant agreement and the market conditions, etc., and maintaining a fair and appropriate transactional relationship as with any general trading partner.  The Company has taken measures for ensuring the fairness of the Tender Offer and for avoiding conflict of interests, as described in “2.(3) Measures for Ensuring the Fairness of the Tender Offer Such as Measures for Ensuring the Fairness of the Tender Offer Price, etc. and Measures for Avoiding Conflicts of Interests” above, and believes that the Company’s decision on the Tender Offer conforms to the above guidelines.

Furthermore, as of November 5, 2010, the Company has received from Mr. Hiroshi Tomomori, its outside director, who is an independent officer and not an interested party in the Tender Offeror, the controlling shareholder of the Company, the Opinion to the effect that the Company’s decision on the Tender Offer is considered to not be disadvantageous to the minority shareholders of the Company, principally for the reasons that the purpose of the Tender Offer is justifiable, the process of negotiations for the Tender Offer is fair, the Tender Offer Price is found to be fair, and other measures for ensuring the fairness of the Tender Offer are appropriate.

10.	Others

Not applicable.

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(Reference Material) Outline of Purchase, etc. (separately attached)
Please refer to the “Announcement Concerning Commencement of Tender Offer for Shares of ITX Corporation, a Subsidiary of Olympus Corporation,” announced by the Tender Offeror today.